Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Grapeland Bancshares, Inc.

Commission File No. 333-106000

In connection with the proposed merger of Grapeland Bancshares, Inc. into Prosperity Bancshares, Inc., Prosperity Bancshares has previously filed with the Securities and Exchange Commission a registration statement on Form S-4 to register shares of Prosperity Bancshares common stock to be issued in one or more transactions involving the acquisition of businesses, assets, properties or securities. In connection with the proposed transaction between Prosperity Bancshares and Grapeland, the shares of common stock to be issued by Prosperity Bancshares to the shareholders of Grapeland have been registered under the registration statement on Form S-4 previously filed with the Securities and Exchange Commission.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY BANCSHARES. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attn: Investor Relations. Prosperity Bancshares’ telephone number is (713) 693-9300.

The following is a press release issued by Prosperity Bancshares, Inc.

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc.®	Dan Rollins
Prosperity Bank Plaza	President
4295 San Felipe	Prosperity Bank
Houston, Texas 77027	713.693.9300
dan.rollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.®

TO ACQUIRE

FIRST STATE BANK

GRAPELAND, TEXAS

•	All Stock Transaction

•	Adds Two (2) Banking Centers in Houston County

•	3rd Quarter Dividend Announced

•	3rd Quarter Earnings Conference Call Announced

HOUSTON, September 12, 2005. Prosperity Bancshares, Inc.® NASDAQ: (PRSP), the parent company of Prosperity Bank®, announced today the signing of a definitive agreement to acquire Grapeland Bancshares, Inc., and its subsidiary, First State Bank, located in Grapeland, Houston County, Texas.

First State Bank operates two (2) banking offices in Houston County; one in Crockett, Texas and another in Grapeland, Texas, which will continue to operate with the same management when the acquisition is completed. As of June 30, 2005, Grapeland had total assets of $73.0 million, loans of $43.2 million, deposits of $47.0 million and shareholders’ equity of $3.8 million.

“We are pleased that Walter Cook and his team have agreed to be our partners,” commented David Zalman, Chief Executive Officer and President of Prosperity. “We look forward to serving First State Bank’s customers and are confident that they will enjoy the same level of personalized service they enjoy today.”

“We are excited to be teaming up with Prosperity Bank,” said Walter Cook, Chairman of the Board and Chief Executive Officer of Grapeland Bancshares, Inc. and First State Bank. “Prosperity’s style of community banking is a good fit for our bank. The combination of our banks is very attractive for our customers, employees and shareholders.”

Cook, who has over 50 years of banking experience in Houston County, will become President - Houston County Banking Centers of Prosperity Bank® upon consummation of the transaction.

Under the terms of the agreement, Prosperity will issue PRSP common stock for all outstanding shares of Grapeland Bancshares, Inc.

The merger is expected to close during the fourth quarter of 2005. The transaction is subject to certain conditions, approval by Grapeland shareholders and customary regulatory approvals. Operational integration is anticipated to begin during the first quarter of 2006.

Prosperity expects that the merger will be accretive to earnings one year after operational integration. This estimate does not consider any anticipated revenue enhancements that may be realized from the merger.

Strategic Rationale and Economics

•	Financially & strategically attractive

•	Increases pro forma capital and tangible capital

•	Market expansion opportunity for Prosperity Bank®

•	Attractive core deposit franchise

•	First State Bank efficiency ratio of 75.7% makes expense saves reasonable

• Transaction Details

• Consideration:	All Stock

• Accounting Treatment:	Purchase Accounting

• Expected closing:	4Q 2005

• Expected integration completion:	1Q 2006

• Projected cost saves:	20.0%

•	Financial and Legal Advisors

•	Prosperity Bancshares, Inc.:

• Legal:	Bracewell & Guiliani LLP

•	Grapeland Bancshares, Inc.:

• Legal:	Jenkens & Gilchrist, P.C.

• Financial:	Howe Barnes Investments, Inc.

Dividend

Prosperity declared their regular quarterly cash dividend of $0.0825 per share payable to holders of Prosperity’s common stock. The third quarter dividend is payable on October 3, 2005 to all shareholders of record as of September 16, 2005.

Conference Call

Prosperity’s management team will host a conference call on Friday, October 14, 2005 at 10:30 a.m. Eastern Daylight Time (9:30 a.m. Central Daylight Time) to discuss their third quarter earnings results, the status of operational integration of the recently completed merger with First Capital Bankers, Inc., business trends and their outlook for the remainder of 2005. Individuals and investment professionals may participate in the call by dialing 1-800-362-0571.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybanktx.com. The webcast may be accessed directly from Prosperity’s Investor Relations page by clicking on the “3rd Quarter Results and Webcast” link.

Acquisition of FirstCapital Bank

On March 1, 2005, Prosperity completed the acquisition of First Capital Bankers, Inc. and its Corpus Christi, Texas-based subsidiary bank, FirstCapital Bank, ssb. FirstCapital operated thirty-one (31) offices from Kingsville, south of Corpus Christi, northward to Houston. Four (4) offices were consolidated with nearby banking centers of Prosperity Bank® in March 2005.

Prosperity Bancshares, Inc.®

Prosperity Bancshares®, a $3.4 billion Houston, Texas based regional financial holding company, formed in 1983, was recently named to the Keefe Bruyette & Woods, Inc. 2005 Honor Roll for achieving exceptional earnings per share growth for the past 10 years and was listed in US Banker Magazine’s Top 100 Publicly Traded Mid-Tier Banks as published in their July 2005 issue. Other recent honors include being named to the Sandler O’Neill & Partners 2005 Bank and Thrift Small All Stars, and the Houston Chronicle’s Houston 100 list.

Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. Prosperity currently operates eighty-five (85) full service banking locations, thirty-three (33) in the Houston CMSA; sixteen (16) in the Corpus Christi area; eleven (11) in the Dallas area; seven (7) in the Austin area; and eighteen (18) in fifteen contiguous counties south and southwest of Houston generally along the NAFTA highway.

Prosperity Bank® operates the following full service banking centers:

Austin Area -	Corpus Christi	Cypress	Needville
Allandale	Area -	Downtown	Sweeny
Congress	Airline	Fairfield	West Columbia
Lakeway	Alameda	Gladebrook	Winnie
Oak Hill	Carmel	Heights
Research Blvd	Everhart	Highway 6
Riverside	Northwest	Holcombe	South Texas Area -
William Cannon	Saratoga	Medical Center	Bay City
	Water Street	Memorial	Beeville
	Woodlawn	Midtown	Cuero
Dallas Area -	Alice	Post Oak	East Bernard
Abrams Centre	Aransas Pass	River Oaks	Edna
Camp Wisdom	Kingsville	Tanglewood	El Campo
Kiest	Mathis	Waugh Drive	Goliad
Preston Road	Port Aransas	Westheimer	Gonzales
Turtle Creek	Portland	Woodcreek	Hallettsville
Westmoreland	Rockport	Angleton	Palacios
Blooming Grove	Sinton	Clear Lake	Port Lavaca
Cedar Hill		Cleveland	Seguin
Corsicana		Dayton	Victoria
Ennis	Houston Area -	Galveston	Victoria - Navarro
Red Oak	Aldine	Hitchcock	Victoria - North
	Bellaire	Liberty	Wharton
	CityWest	Magnolia	Yoakum
	Copperfield	Mont Belvieu	Yorktown

- - -

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares®, and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include whether we can: continue to sustain our current internal growth rate or our total growth rate; successfully close and integrate acquisitions; continue to provide products and services that appeal to our customers; continue to have access to the debt and equity capital we need to sustain our growth; and achieve our sales objectives. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report on Form 10-K and other reports and statements we have filed with the SEC.

Copies of Prosperity Bancshares’s ® SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

- - -